

December 21, 2022

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdoa City
Shandong Province 266400
People's Republic of China

> **Re: SOS Limited**
> **Form 20-F for the fiscal period ending December 31, 2020**
> **Filed May 5, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed October 12, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed January 7, 2022**
> **File No. 001-38051**
> **Form 20-F for the fiscal period ending December 31, 2021**
> **Filed May 2, 2022**

Dear Yandai Wang:

We have reviewed your December 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2022 letter.

<u>Form 20-F for the fiscal period ending December 31, 2021</u>

<u>Introduction, page iii</u>

1.      We note your response to prior comment 1 and your revised proposed disclosure that "China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of your annual report only, Taiwan.   As requested, and considering that China SOS Ltd, a Hong Kong LLC holds a substantial amount of the Company's cash and cash equivalents as disclosed on page F-31, please enhance your disclosures to:
   • Clarify that the same legal and operational risks associated with operations in China also apply to operation in Hong Kong;
   • Provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued.

   Provide us with your proposed disclosures.

<u>Item 3. Key Information, page 2</u>

2.      We note your response prior comment 4.  As previously requested, please address the following:

   • Currently your SOS Organization Chart diagram reflects solid lines between all entities.  Revise to present dashed lines for your VIE contractual agreements to clearly differentiate from your equity interests.
   • Define the legal entity of "the operating entity in China" as disclosed on page 4.
   • Reflect with an arrow from and to, the ability to pay dividends and other distributions of equity as well as consulting and service fees.
   • Disclose in Item 3., consolidating schedules of your financial position and operations, together with related cash flows consistent with your audited consolidating financial schedules on pages F-30 thru F-38.
   • Disclose a rollforward of investments in subsidiaries outside China, in WFOE and in China SOS that reconciles beginning and or ending balance, plus or minus equity in earnings of VIEs, equity in earnings of subsidiaries, foreign currency translation and other in arriving at investments in subsidiaries outside China, in WFOE and in China SOS prior to consolidation/elimination adjustments as of December 31, for the periods presented.

   Provide us with your proposed disclosures.

3.      We note your response to prior comment 4.  As requested, please conform your reference and identification of VIE(s) throughout your disclosures.

   • For example, we note on page 6 that you disclose "Subsidiaries inside China" refers

  to the VIE's subsidiaries, including
  - ° SOS Information Technology Co.,Ltd ("SOSIT"),
  - ° Inner Mongolia SOS Insurance Agency Co., Ltd ("IMSOS");
  - ° Directly owned subsidiaries including SOS International Trading Co., Ltd ("SOSINT"),
  - ° Qingdao SOS Investment LLP ("SOSIL"),
  - ° Qingdao SOS Digital Technologies Ltd. ("SOSDT"),
  - ° Common Prosperity Technology Co., Ltd. ("SOSCP"),
  - ° SOS Ronghe Digital Technology Co., Ltd. ("SOSRD"),
  - ° Weigou International Trading Co., Ltd ("SOSWI"),
  - ° Shuyun International Trading Co., Ltd ("SOSSI"),
  - ° SOS Auto Service Co., Ltd. ("SOSAS"), and
  - ° Chexiaoer Technology Co., Ltd ("SOSCX").
- Whereas on page iii you disclose your definition of variable interest entity(ies) include:
  - ° Qingdao SOS Industrial Holding Co., Ltd.,
  - ° Qingdao SOS Digital Technologies Inc.,
  - ° SOS Information Technology Co., Ltd.,
  - ° Inner Mongolia SOS Insurance Agency Co., Ltd.,
  - ° SOS Ronghe Digital Technology Co., Ltd. and
  - ° SOS International Trading Co., Ltd.
  - ° On page F-7 you identify SOS Industrial Holdings Co., Ltd as the only VIE;
- On page F-17 you disclose that Qingdao SOS Digital Technologies Inc. (PRC) and SOS Information Technology Col, Ltd are 100% subsidiaries of Qingdao Enterprise Co. Ltd which is not identified in the SOS Organizational Chart or elsewhere in your disclosures;
- In your SOS Organizational Chart you disclose that SOSRD is a 31.22% subsidiary of SOSIT but on page F-7 you disclose SOSRD is a 69% subsidiary of SOSIT; and
- On page 4 you disclose that as of December 31, 2021 and 2020, the VIE accounted for an aggregate of 99% and 100%, respectively, of your consolidated total assets, 99% and 100% respectively, of your consolidated total liabilities, and 100% and 100% respectively, of your consolidated total net revenues. However, the activity presented on pages F-28 through F-38 reflects the substantial majority of consolidated total assets and liabilities are held by China SOS Ltd, Subsidiaries outside China and Subsidiaries inside China and the substantial majority of total net revenues are attributable to Subsidiaries inside China. This is inconsistent with your disclosures on page 55 that "as of December 31, 2021, the VIE and its subsidiaries accounted for an aggregate of 50.4% and 76.0% of your total assets and total liabilities, respectively. As of December 31, 2019, the VIE and its subsidiaries accounted for an aggregate of 100% and 100% of our total assets and total liabilities, respectively. "

Provide us with your proposed disclosures.

4.    We note your response to prior comment 5.  Please address the following:

- Disclose PRC GAAP for the periods presented; and
- Enhance your proposed disclosure to clarify why you have not accrued any money to the reserve fund since you recognized profits, albeit under US GAAP, in prior periods.

Provide us with your proposed disclosures.

5.    We note your response to prior comment 8 and your proposed disclosure.  Please enhance your proposed disclosure to specifically disclose, at the onset of Item 3, the ability and or the impact to relocate or reproduce operating activities elsewhere should operating in the PRC become prohibitive.

Provide us with your proposed disclosures.

Item 5. Operating and Financial Review and Prospects, page 55

6.    We note your response to prior comment 9 that the $197 million the VIE and its Subsidiaries in China received as presented on page F-32 was from the Company's wholly owned subsidiaries Qingdao SOS Investment Management Co., Ltd. and China SOS Ltd and your disclosure on page 55 that the Company has not provided any financial support to the VIE and the VIE's subsidiaries for the years ended December 31, 2021 and 2020. We also note your disclosure on page iii, that SOS," "we," "us," "our company" and "our" refer to SOS Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries.   Please address the following:
- Revise your disclosures on page 55 to disclose any financial support provided between SOS Ltd, China SOS Ltd, WFOE, VIE, Subsidiaries outside China and Subsidiaries inside China for the periods presented.  For example disclose that $197 million was provided to the VIE and its Subsidiaries in China by Qingdao SOS Investment Management Co., Ltd. (WOFE) and China SOS Ltd in 2021;
- Revise your disclosure on page 55 to remove reference to "the Company's VIE" with "the VIE" to reflect the contractual nature of your VIE relationship; and
- Tell us and revise your disclosures on page F-32, to explain how proceeds from share issuance, net of issuance costs resulted negative cash flows of $40.4 million for Subsidiaries in China for the year ended December 31, 2021.

Provide us with your proposed disclosures.

Form 6-K filed November 8, 2022

Disposition Agreement, page 1

7.       We note the Disposition Agreement of November 2, 2022, between SOS Limited (the "Company"), S International Group Limited ("S International"), a British Virgin Islands company and the Company's wholly owned subsidiary, and S International Holdings Limited, a Cayman Islands exempt company (the "Purchaser"). Please tell us why S International is not reflected in the SOS Organization Chart disclosed in the SOS Ltd. 2021 20-F or your correspondence of December 13, 2022.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance